UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LENDINGCLUB CORPORATION
(Name of Subject Company)

IEG HOLDINGS CORPORATION
(Offeror and Issuer) (Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

52603A109
(CUSIP Number of Class of Securities)
Paul Mathieson President and Chief Executive Officer IEG Holdings Corporation 3960 Howard Hughes Parkway, Suite 490 Las Vegas, NV 89169 (702) 227-5626
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Laura Anthony, Esq. Legal & Compliance, LLC 330 Clematis Street, Suite 217 West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$84,671,175.91	$10,541.56

*	Pursuant to Rule 457 under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the market value of securities to be received was calculated as the product of (i) 20,701,999 shares of LendingClub Corporation (which represents approximately 4.99% of LendingClub Corporation’s outstanding shares as of October 31, 2017), and (ii) the average of the high and low sale prices of LendingClub Corporation common stock as reported on the New York Stock Exchange on January 4, 2018 ($4.09).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,541.56 (1)
Form or Registration No.:	Form S-4 (File No. 333-215442) (1)
Filing Party:	IEG Holdings Corporation
Date Filed:	January 5, 2017

(1)	Pursuant to Rule 457(p), the full amount of the registration fee ($10,541.56) is being offset against the registration fee paid and associated with unsold securities that were registered pursuant to the registrant’s registration statement on Form S-4 (File No. 333-215442), initially filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2017 and declared effective by the Commission on May 19, 2017 (the “May 2017 Registration Statement”). On July 12, 2017, the registrant filed Post-Effective Amendment No. 1 to the May 2017 Registration Statement to deregister the securities which remained unsold pursuant to the May 2017 Registration Statement (an aggregate of 131,914,580 shares of the registrant’s common stock).

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2018, as amended (the “Schedule TO”), by IEG Holdings Corporation (“IEG Holdings”), a Florida corporation, relating to the offer (the “Offer”) by IEG Holdings to exchange 13 shares of IEG Holdings’ common stock, par value $0.001 per share, for each share of common stock, par value $0.01 per share, of LendingClub Corporation (“LendingClub”), up to an aggregate of 20,701,999 shares of LendingClub common stock, representing approximately 4.99% of LendingClub’s outstanding shares as of October 31, 2017, validly tendered and not properly withdrawn in the offer.

IEG Holdings has filed with the SEC a Registration Statement on Form S-4 dated January 5, 2018, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of LendingClub shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as exhibits to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Amendment to the Schedule TO

Item 1 through 11.

All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Item 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

99(a)(5)(c)	Press release of IEG Holdings Corporation dated January 23, 2018.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	January 24, 2018

EXHIBIT INDEX

Exhibit No.	Description

99(a)(5)(c)	Press release of IEG Holdings Corporation dated January 23, 2018.